JOO RYUNG KANG
(949) 932-3665
kang.jr@dorsey.com

February 18, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:  Mr. Derek B. Swanson

Re:                               Iteris, Inc. (formerly known as Iteris Holdings, Inc.)
Registration Statement on Form S-3 filed January 10, 2005
(File No. 333-121942)

Form 8-K filed October 12, 2004 (File No. 0-10605)

Dear Mr. Swanson:

Pursuant to our conversation on Thursday, February 17, 2004, this will confirm that the due date for the responses of Iteris, Inc. to the comments of the Staff of the Securities and Exchange Commission set forth in your letter dated February 4, 2005 was extended to Friday, February 25, 2005.

Thank you very much for your assistance with this matter.

Sincerely,

/S/ JOO RYUNG KANG

Joo Ryung Kang

cc:                                 Mr. Jack Johnson
Mr. James Miele
Ellen Bancroft, Esq.